June 19, 2018
By EDGAR and E-mail
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attn:	Corey Jennings
Dear Mr. Jennings,
Re:	The State Treasury of the Republic of Poland Registration Statement under Schedule B Filed May 29, 2018 File No. 333-223719
On behalf of our client, The State Treasury of the Republic of Poland (the “Republic”), we submit herewith Amendment No. 2 (the “Amended Registration Statement”) to the above-referenced draft Registration Statement under Schedule B (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on March 16, 2018.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 8, 2018 (the “Comment Letter”).
Set forth below are the responses of the Republic to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Republic’s response.  All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.
Triggering of Article 7 of the TEU by the EU Commission, page 9
1.	We note your reply to comment 3. We reissue the second sentence of that comment.
Response: The Republic has revised the disclosure on page 10 of the Amended Registration Statement in response to the Staff’s comment.
Taxation, page 59
2.	We note your reply to comment 8. Please confirm that such disclosure will be in your prospectus supplements.
Response: The Republic confirms that it will include a discussion of the material U.S. tax consequences and considerations under the “Taxation” section of its prospectus supplements. When appropriate it will also file a tax opinion.
Please do not hesitate to contact Doron Loewinger at +44 20 7532 1551 or Luiza Salata at +44 20 7532 1504 of White & Case LLP with any questions or comments regarding this letter.
Yours sincerely,

/s/ White & Case

White & Case LLP